Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands of U.S. dollars, except ratios)	Six Months Ended June 30, 2010	Year End December 31, 2009	Year End December 31, 2008	Year End December 31, 2007	Year End December 31, 2006	Year End December 31, 2005
Earnings:
Pre-tax income before income (loss) from equity investees	$144,144	$256,236	$(174,086)	$302,827	$217,988	$10,477
Fixed charges	13,907	23,260	37,462	43,562	14,503	23,235

Total Earnings (Loss)	$158,060	$279,496	$(136,624)	$346,389	$232,491	$33,712

Fixed Charges:
Interest and amortization on indebtedness	$12,882	$21,453	$36,143	$42,702	$13,832	$22,764
Rental expense at 33.3% (1)	1,025	1,807	1,319	860	671	471

Total Fixed Charges	$13,907	$23,260	$37,462	$43,562	$14,503	$23,235

Ratio of Earnings to Fixed Charges	11.36	12.02	(3.7)	8.0	16.0	1.5

Deficiency	N/A	N/A	$174,086	N/A	N/A	N/A

(1)	33.3% represents a reasonable approximation of the interest factor